UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2019

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, Building 7B, Huntley Street, Alexandria, NSW 2015, Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On July 31, 2019, Naked Brand Group Limited (the “Company”) appointed Kelvin Fitzalan as a member of its board of directors. Mr. Fitzalan joins current board members Paul Hayes, Andy Shape and Justin Davis-Rice, who is the Company’s Executive Chairman.

Mr. Fitzalan, 50 years old, is a tax professional with approximately 30 years of experience working with closely held active businesses and their owners across a wide range of industries. He has been a senior partner at Rothsay Chartered Accountants since January 2019. From September 2006 to December 2018, he was a senior partner at PwC Australia. Prior to working at PwC Australia, Mr. Fitzalan held roles of increasing responsibility at Deloitte Australia, Arthur Andersen, Nexia Australia and StewartBrown Chartered Accountants. He holds a Master of Taxation (Honours) and a Bachelor of Business from the University of Technology Sydney. He also is a chartered accountant with the Chartered Accountants of Australia and New Zealand and a chartered tax advisor with The Tax Institute (Australia).

Other Events.

On August 6, 2019, The Nasdaq Stock Market (“Nasdaq”) notified the Company that it will be afforded an additional 180 calendar day period (or until February 3, 2020) to regain compliance with Nasdaq’s minimum bid price requirement.

As previously disclosed, on February 5, 2019, the Company had received a notice from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) stating that, for the prior 30 consecutive business days, the closing bid price for the Company’s ordinary shares had been below the minimum of $1.00 per share required for continued inclusion on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). The notification letter stated that the Company would be afforded 180 calendar days (or until August 5, 2019) to regain compliance with the minimum bid price requirement. The notification letter also stated that in the event the Company did not regain compliance within the 180 day period, the Company could be eligible for additional time.

The Company did not regain compliance with the minimum bid price requirement during the initial 180 calendar day compliance period. However, Nasdaq determined that the Company was eligible for the additional 180 calendar compliance period. In order to regain compliance during the additional compliance period, the bid price for shares of the Company’s ordinary shares must close at $1.00 per share or more for a minimum of ten consecutive business days. The Company intends to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary.

The information contained in this Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference in the Company’s registration statements on Form F-3 (File Nos. 333- 226192, 333-230757 and 333-232229) and the prospectuses included therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 6, 2019

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Executive Chairman